  As filed with the Securities and Exchange Commission on December 21, 1998
                                             Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ---------------------------------
                                    FORM S-3
                             Registration Statement
                                     Under
                           The Securities Act of 1933
                       ---------------------------------

                          ACCLAIM ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)
                       ---------------------------------
             Delaware                                    38-2698904
(State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)
                       ---------------------------------

                               One Acclaim Plaza
                           Glen Cove, New York 11542
                                 (516) 656-5000
   (Address and telephone number of registrant's principal executive offices)
                       ---------------------------------

                              Gregory E. Fischbach
                            Chief Executive Officer
                          Acclaim Entertainment, Inc.
                               One Acclaim Plaza
                           Glen Cove, New York 11542
                                 (516) 656-5000
           (Name, address and telephone number of agent for service)
               --------------------------------------------------

                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                           Telephone: (212) 940-8800
                       ---------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


Title of each class of      Amount to be registered    Proposed maximum           Proposed maximum           Amount of
security to be registered                              aggregate price per unit   aggregate offering price   registration fee
                                                       (1)                        (1)
Common Stock, par value     206,000                    $ 9.34375                  $ 1,924,813                $ 536
$0.02 per share

[balance of front cover]

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of the high and low prices of the Common Stock as quoted on The NASDAQ Stock Market's National Market System on December 15, 1998.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
-------------------------------------------------------------------------------


                  SUBJECT TO COMPLETION, DATED DECEMBER 21, 1998

                          ACCLAIM ENTERTAINMENT, INC.

                         206,000 SHARES OF COMMON STOCK







         The Business

         Acclaim Entertainment, Inc. is a worldwide developer, publisher and mass marketer of interactive entertainment software for use with dedicated interactive entertainment hardware platforms and multimedia personal computer systems. We own and operate four software development studios located in the U.S. and the U.K., and publish and distribute our software directly in North America, the U.K., Germany, France and Australia.

         Common Stock

         The 206,000 shares of common stock covered by this prospectus are being offered and sold from time to time by Fringe Pty. Ltd. (trading as Digital Leisure), a company doing business in Australia. We will not receive any proceeds from the sale of the shares. The shares were originally issued by us to Digital Leisure in a privately-negotiated transaction pursuant to the exemption for registration provided under
         Section 4(2) of the Securities Act of 1933. See "Plan of Distribution" for information regarding the manner in which the shares are being sold under this prospectus.

         Our common stock is traded on The Nasdaq Stock Market National Market System under the symbol "AKLM." On December 18, 1998, the last reported sale price of the common stock was $11.4375 per share.

         The offering is subject to withdrawal and cancellation at any time, without notice.

         See "Risk Factors" beginning on page 5 for a discussion of certain factors that you should consider before you invest in the common stock being sold with this prospectus.



         Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                December , 1998.

                               TABLE OF CONTENTS





                                                         Page No.

The Company                                                 3
Risk Factors                                                5
Use of Proceeds                                            15
Selling Stockholder                                        15
Plan of Distribution                                       16
Legal Proceedings                                          18
Legal Matters                                              19
Experts                                                    19










                                 DEFINED TERMS

         As used in this prospectus, (a) "Acclaim" or "we" means Acclaim Entertainment, Inc., (b) "Subsidiary" means Acclaim Entertainment Pty. Ltd., Acclaim's wholly-owned subsidiary, a company doing business in Australia, (c) "Selling Stockholder" means, collectively, Fringe Pty. Ltd. (trading as Digital Leisure; "Digital Leisure"), a company doing business in Australia, and its permitted transferees, (d) "Common Stock" means Acclaim's common stock, par value $0.02 per share, and (e) "Acquisition Shares" means the 206,000 shares of Common Stock issued to Digital Leisure and covered by this prospectus.

                           Forward-Looking Statements

         Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements, including those risks and uncertainties discussed in the "Risk Factors" section of this prospectus. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                Incorporation of Certain Documents by Reference

         The following documents filed by us with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

  o Annual Report on Form 10-K for the fiscal year ended August 31, 1998 filed on November 6, 1998 (File No. 0-16986); and

  o The information in respect of the Common Stock under the caption "Description of Registrant's Securities to be Registered" contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by Acclaim.

         In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. In addition, if we revise or update a document included in this prospectus or incorporate a document by reference into this prospectus, then the document contained herein (or incorporated by reference herein) shall be considered revised or updated upon our filing of such updated or revised document.

         We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to the Secretary of Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for such copies should be directed to the Secretary at (516) 656-5000.

                      Where You Can Find More Information

         Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") covering the Acquisition Shares to be sold by the Selling Stockholder. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. You should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a document is qualified in its entirety by reference to the actual document.

         Acclaim is required to file periodic reports and other information with the SEC under the Exchange Act. You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Acclaim's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

         You should rely only on the information provided in this prospectus or that we have referred you to. No person has been authorized to provide you with different information.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                                  The Company

         Acclaim is a worldwide developer, publisher and mass marketer of interactive entertainment software for use with dedicated interactive entertainment hardware platforms ("Platforms") and multimedia personal computer systems (PCs). Acclaim owns and operates four software development studios located in the U.S. and the U.K., and publishes and distributes its software directly in North America, the U.K., Germany, France and Australia.

         Acclaim's operating strategy is to develop and maintain a core of key brands and franchises (e.g., Turok, NFL Quarterback Club and All Star Baseball) to support the various Platforms and PCs that dominate the interactive entertainment market at a given time or which it perceives as having the potential for achieving mass market acceptance. Acclaim emphasizes sports simulation and arcade-style software for Platforms, and fantasy/role-playing, real-time simulation, adventure and sports simulation software for PCs.

         Acclaim also engages, to a lesser extent, in the distribution of software developed by third-party software publishers and the development and publication of comic book magazines and strategy guides relating to its software.

         The software industry is driven by the size of the installed base of Platforms (such as those manufactured by Nintendo Co., Ltd. (Japan) (Nintendo Co., Ltd. and its subsidiary, Nintendo of America, Inc., are collectively referred to as "Nintendo"), Sony Corporation (Sony Corporation and its affiliate, Sony Computer Entertainment America, are collectively referred to as "Sony") and Sega Enterprises Ltd. ("Sega")), and PCs dedicated for home use. The industry is characterized by rapid technological change, as evidenced by the successive introductions of hardware systems from Nintendo, Sega and Sony (e.g., the 8-bit cartridge system from Nintendo in 1985; 16-bit cartridge systems from Sega in 1990 and Nintendo in 1991; 32-bit CD systems from Sega and Sony in 1995; the 64-bit cartridge system from Nintendo in 1996; and the planned introduction by Sega in the fall of 1998 of Dreamcast, a new 64-bit CD system, in Japan). These successive introductions have resulted in Platform and related software product cycles. To date, no single Platform or system has achieved long-term dominance in the interactive entertainment market.

         Based on information available in 1994 and based on its historical experience with respect to the transition from 8- to 16-bit Platforms, Acclaim believed that software sales for 16-bit Platforms would, although continuing to decrease overall, remain substantial through the 1996 holiday season. Accordingly, it anticipated that sales of its 32-bit and PC software in fiscal 1996 would grow as compared to fiscal 1995 but that the majority of its revenues in fiscal 1996 would still be derived from 16-bit software sales. However, the 16-bit software market matured much more rapidly than anticipated by Acclaim, its Christmas 1995 16-bit software sales were substantially lower than anticipated and, by April 1996, Acclaim derived minimal profits from software sales and made the decision to exit the 16-bit and portable software markets.

         In connection with the decision to exit the 16-bit and portable software markets in April 1996, Acclaim recorded a special cartridge video charge of approximately $48.9 million in the second quarter of fiscal 1996, consisting of provisions of approximately $28.8 million (reflected in net revenues), and approximately $20.1 million (reflected in cost of revenues) to adjust accounts receivable and inventories at February 29, 1996 to their estimated net realizable values.

         Acclaim recorded a loss from operations of $274.5 million and a net loss (on an after-tax basis) of $221.4 million for fiscal 1996. The net loss for the year reflected (1) write-offs of receivables, (2) the establishment of additional receivables and inventory reserves, (3) severance charges incurred in connection with a company downsizing, (4) the reduction of certain deferred costs, and (5) an operating loss for the year resulting primarily from price protection and similar concessions granted to retailers at greater than anticipated levels in connection with its 16- and 32-bit software.

         Acclaim recorded a loss from operations of $150.9 million and a net loss (on an after-tax basis) of $159.2 million for fiscal 1997. The net loss for the year reflected, among other things, (1) a charge for certain claims and litigations for which the settlement obligation was probable and estimable of $23.6 million, (2) a write-down of goodwill of $25.2 million to reduce the carrying value of the goodwill associated with its subsidiary, Acclaim Comics, Inc., to its estimated undiscounted cash flows and (3) downsizing charges of $10 million.

         As a result of the acquisitions of the development studios in 1995 (two of which were completed in fiscal 1996), Acclaim's fixed costs relating to the development of software and its general and administrative expenses substantially increased in fiscal 1996. These expenses in the aggregate had a negative impact on Acclaim's liquidity and profitability in fiscal 1996 and fiscal 1997.

         Acclaim recorded earnings from operations of $24.7 million and net earnings (on an after-tax basis) of $20.7 million for fiscal 1998. The improved results for fiscal 1998 primarily resulted from increased sales in the U.S. of its 64-bit and, to a lesser extent, 32-bit software. They also reflect significantly reduced operating expenses, resulting primarily from (1) a reduction in personnel, (2) the sale or discontinuance of certain non-profitable businesses, (3) the consolidation of certain of the development studio operations to reduce overhead expenses and (4) various other cost reductions.

         As a result of the industry transition to the new 32- and 64-bit Platforms, Acclaim's software sales during fiscal 1996, 1997 and 1998 were significantly lower than in fiscal 1995. Acclaim expects that, unless and until the installed base of the new Platforms increases substantially, unit sales and revenues from the sale of software for these Platforms will be substantially lower than software sales levels achieved prior to fiscal 1996, when the current transition began. No assurance can be given as to the future growth of the installed base of the new Platforms or of Acclaim's results of operations and profitability in future periods. See "Risk Factors."

         Acclaim's ability to generate sales growth and profitability will be materially dependent on (1) the growth of the software market for 32- and 64-bit Platforms and PCs and (2) the ability to identify, develop and publish "hit" software for Platforms with significant installed bases.

         A Delaware corporation, Acclaim was founded in 1987. Acclaim's principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and its telephone number is (516) 656-5000. Its Internet site is:
"http://www.acclaim.net."

                                  RISK FACTORS

         Our future operating results depend upon many factors and are subject to various risks and uncertainties. Some of the risks and uncertainties which may cause our operating results to vary from anticipated results or which may materially and adversely affect our operating results are as follows:

Recent Operating Results

         Our net revenues increased from $161.9 million in fiscal 1996 to $165.4 million in fiscal 1997 and to $326.6 million in fiscal 1998. We had a net loss of $221.4 million in fiscal 1996, a net loss of $159.2 million in fiscal 1997 and net earnings of $20.7 million in fiscal 1998. For the most part, the increase in revenues and earnings in fiscal 1998 reflects increased sales in the U.S. of our software for Nintendo's N64 and Sony's PlayStation Platforms. Charges for litigation settlements and other claims of $23.6 million, a writedown of the goodwill associated with our subsidiary, Acclaim Comics, Inc., of $25.2 million and downsizing charges of $10 million are included in the loss for fiscal 1997. Special charges relating to our exit from the 16-bit and portable software business aggregating approximately $114 million are included in the loss for fiscal 1996.

         Our revenues and operating results in fiscal 1996 and 1997 were affected principally by the industry transition from 16-bit to 32- and 64-bit Platforms. We had anticipated that sales of software for the older Platforms would dominate Christmas 1995 sales and would be material in Christmas 1996. Therefore, we focused our development efforts on 16-bit software for fiscal 1996 and 1997. However, sales of 16-bit software decreased much more rapidly than we anticipated in calendar 1996, which resulted in reduced revenues and net losses in fiscal 1996 and 1997.

         In fiscal 1998, the interactive entertainment hardware market was characterized by the growth of the installed base of N64 and PlayStation units worldwide. This growth had a positive impact on our operating results for fiscal 1998. Although N64 and PlayStation have achieved significant market acceptance worldwide and we anticipate that the installed base of N64 and PlayStation units will continue to grow in the short term, we cannot guarantee investors that the installed base of either or both will grow at the present rate, if at all. Also, there is no assurance that revenues from sales of software for these Platforms will increase as the installed base increases.

         In fiscal 1997 and 1998, we took various actions to reduce our operating expenses. See "--Liquidity and Bank Relationships" below for a description of these actions. As a result, operating expenses in fiscal 1997 and 1998 were substantially lower than in prior periods. Although we anticipate that operating expenses will increase in dollar terms in fiscal 1999, we intend to monitor our operating expenses closely and do not anticipate they will increase materially as a percentage of net revenues. However, we cannot assure stockholders that operating expenses will not increase as a percentage of net revenues in fiscal 1999 and beyond. Any such increase could negatively impact our profits in fiscal 1999 and beyond.

Liquidity and Bank Relationships

         We used net cash in operations of approximately $38.3 million in fiscal 1996 and approximately $29.2 million in fiscal 1997 and derived net cash from operations of approximately $23.3 million in fiscal 1998. A tax refund of approximately $54.0 million had a positive impact on net cash from operating activities in fiscal 1997. We experienced negative cash flow from operations in fiscal 1996 and 1997 which, for the most part, was a result of net losses in these periods.

         We had positive cash flow from operations in fiscal 1998. We believe that the cash flows from operations will be sufficient to cover our operating expenses and those current obligations that we must pay in fiscal 1999. Our belief is based on the anticipated continued growth of the installed base of 32- and 64- bit Platforms, the anticipated success of our software for those Platforms and the resulting continued growth of our net revenues. However, we cannot assure investors that our operating expenses and current obligations will be significantly less than the cash flows available from operations in the future. Our long-term liquidity depends mainly on our publishing "hit" software for the dominant Platforms.

         In order to provide liquidity, in fiscal 1997 and 1998, we took a number of actions including (1) significantly reducing the number of our employees, (2) consolidating our development studio operations and (3) eliminating certain operations, such as the coin-operated video game subsidiary. In addition, in February 1997, we completed an offering of $50 million of 10% Convertible Subordinated Notes (the "Notes"). Of the net proceeds of the offering, we used approximately $16 million to retire a term loan from Midland Bank plc and $2 million to pay down a portion of a mortgage loan from Fleet Bank. In March 1997, we sold substantially all of the assets and certain liabilities of Acclaim Redemption Games, Inc. (formerly, Lazer-Tron Corporation) for $6 million in cash.

         Due to our financial performance in the first three quarters of fiscal 1998, we were unable to comply with financial covenants under our revolving credit facility with BNY Financial Corporation (BNY), our lead institutional lender. BNY waived the resulting defaults at the end of each of the first three quarters of fiscal 1998. We have negotiated new financial covenants as of and for the period ended August 31, 1998 and future periods. We were in compliance with the new financial covenants at August 31, 1998. Although we expect to comply with these new covenants in the future, we cannot make any guarantee of compliance. In addition, factors beyond our control may result in future covenant defaults or a payment default. We may not be able to obtain waivers of any future default(s). If such defaults occur and are not waived by the lender, the lender could accelerate the loan or exercise other remedies. Such actions would have a negative impact on liquidity and operations.

Substantial Leverage and Ability to Service Debt

         We will not be able to meet our loan obligations to our lenders unless future operations are profitable. Our future operations depend on factors beyond our control, such as prevailing economic conditions and financial, business and other factors.

         Our debt level could have important consequences to our stockholders because a portion of cash flow from operations must be set aside to pay down debt, including the Notes, and existing bank obligations. Therefore, these funds are not available for other purposes. Additionally, a high debt level limits our ability to obtain additional debt financing in the future, or to pursue possible expansion of our business or acquisitions. Also, high debt levels could limit our flexibility in reacting to changes in the interactive entertainment industry and economic conditions generally. These limitations make us more vulnerable to adverse economic conditions and restrict our ability to withstand competitive pressures or take advantage of business opportunities. Some of our competitors currently have a lower debt level, and are likely to have significantly greater operating and financing flexibility, than us.

         Based upon current levels of operations, we believe we can meet our interest obligations on the Notes, and interest and principal obligations under bank agreements, when due. However, if cash flow from operations is not enough to meet debt obligations when due, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms. In addition, restructuring or refinancing may not be permitted by the terms of the indenture governing the Notes (the "Indenture"), or existing indebtedness. We cannot assure stockholders that our operating cash flows will be sufficient to meet current debt service requirements. Also, we cannot guarantee stockholders that future operating cash flows will be sufficient to repay the Notes, or that we will be able to refinance the Notes or other indebtedness at maturity. See "--Prior Rights of Creditors" below.

Prior Rights of Creditors

         We have outstanding long-term debt (including current portions) of $52.7 million at August 31, 1998. Certain of the indebtedness is secured by liens on substantially all of our assets. If we do not timely pay interest or principal on indebtedness when due, we will be in default under loan agreements and the Indenture.

         In addition, the Indenture provides that, upon the occurrence of certain events, we may be obligated to repurchase all or a portion of the outstanding Notes. If such a repurchase event occurs and we do not have, or are unable to obtain, sufficient financial resources to repurchase the Notes, we would be in default under the Indenture. In addition, the occurrence of certain repurchase events would constitute a default under some of our current loan agreements.

         Further, we depend on dividends and other advances and transfers of funds from our subsidiaries to meet some debt service obligations. State and foreign law regulate the payment of dividends by the subsidiaries, which is also subject to the terms of existing bank agreements and the Indenture. A significant portion of assets, operations, trade payables and other indebtedness is located at our subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by our creditors and before any assets are distributed to our stockholders.

         If we are unable to meet current bank obligations, a default would occur under existing bank agreements. Such default, if not waived, could result in acceleration of our obligations under the bank agreements. Moreover, default could result in a demand by the lenders for immediate repayment and would entitle any secured creditor in respect of such debt to proceed against the collateral securing the defaulted loan. Additionally, an event of default under the Indenture may result in actions by IBJ Schroder Bank & Trust Company, as trustee, on behalf of the holders of the Notes. In the event of such acceleration by creditors or action by the trustee, holders of indebtedness would be entitled to payment out of our assets. If we become insolvent, are liquidated or reorganized, it is possible that there would be insufficient assets remaining after payment to the creditors for any distribution to our stockholders.

Industry Trends; Platform Transition; Technological Change

         The interactive entertainment industry is characterized by rapid technological change due in large part to:

o the introduction of Platforms incorporating more advanced processors and operating systems;

o     the impact of technological changes embodied in PCs;

o     the development of electronic and wireless delivery systems; and

o     the entry and participation of new companies in the industry.

         These factors, among others, have resulted in Platform and software life cycles.

         No single Platform has achieved long-term dominance. Accordingly, we must continually anticipate and adapt our software to emerging Platforms and systems. The process of developing software is extremely complex and is expected to become more complex and expensive in the future as new Platforms and technologies are introduced.

         Development of software currently requires substantial investment in research and development in the areas of graphics, sound, digitized speech, music and video. We cannot guarantee that we will be successful in developing and marketing software for new Platforms.

         Substantially all of our revenues in fiscal 1998 were derived from the sale of software designed for N64, PlayStation and PCs. In the past, we expended significant development and marketing resources on product development for Platforms that have not achieved the results we anticipated. If we (1) do not develop software for Platforms that achieve significant market acceptance,
(2) discontinue development of software for a Platform that has a longer than expected life cycle, (3) develop software for a Platform that does not achieve a significant installed base or (4) continue development of software for a Platform that has a shorter than expected life cycle, we may experience losses from operations. We cannot guarantee that we will be able to predict accurately such matters, and failure to do so would materially negatively affect us.

         Results of operations and cash flows were negatively affected during fiscal 1996 and 1997 by the significant decline in sales of 16-bit software and the transition to the new Platforms. Because (1) there were a significant number of titles competing for limited shelf space and (2) the new Platforms had not achieved market penetration similar to that of the 16-bit Platforms in prior years, the number of units of each title sold for the newer Platforms was significantly less than the number of units of a title generally sold in prior years for 16-bit Platforms. In fiscal 1998, the interactive entertainment hardware market was characterized by the worldwide growth of the installed base of N64 and PlayStation units and related software. Although we anticipate that the installed base of these Platforms will continue to grow in the short term and that the market for software for these Platforms will also continue to grow, we cannot guarantee that the hardware or software market will continue to grow at the current rate.

Revenue and Earnings Fluctuations; Seasonality

         Historically, we have derived substantially all of our revenues from the publication and distribution of software for then dominant Platforms. Revenues are subject to fluctuation during transition periods, as in fiscal 1996 and 1997, when new Platforms have been introduced but none has achieved mass-market penetration. In addition, the timing of release of new titles impacts earnings in any given period. Earnings also may be materially impacted by other factors including (1) the level and timing of market acceptance of titles, (2) increases or decreases in development and/or promotion expenses for new titles, and (3) the timing of orders from major customers.

         A significant portion of revenues in any quarter is generally derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, revenues and earnings will be negatively affected in that quarter. In addition, because a majority of the unit sales for a title typically occur in the first 90 to 120 days following the introduction of the title, earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in periods in which there are no major title introductions. Also, certain operating expenses are fixed and do not vary directly in relation to revenue. Consequently, if net revenue is below expectations, operating results are likely to be negatively affected.

         The interactive entertainment industry is highly seasonal. Typically, net revenues are highest during the last calendar quarter (which includes the holiday selling season), decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season. However, earnings vary significantly and are largely dependent on releases of major new titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future.

Dependence on Entertainment Platform Manufacturers; Need for License Renewals

         The following table shows the percent of gross revenues for fiscal 1996, 1997 and 1998 derived from sales of software for the indicated Platforms:

Title                      1996             1997            1998
-----                      ----             ----            ----
Nintendo-compatible        29%              41%             60%
Sega-compatible            36%              12%             1%
Sony-compatible            19%              28%             30%


         We are substantially dependent on the entertainment platform manufacturers as the sole manufacturers of the Platforms marketed by them, as the sole licensors of the proprietary information and technology needed to develop software for those Platforms and, in the case of Nintendo and Sony, as the sole manufacturers of the software developed by us for the compatible Platform. The entertainment platform manufacturers have in the past and may in the future limit the number of titles we can release in any year, which may limit any future growth in sales.

         In the past, we have been able to renew and/or negotiate extensions of our software license agreements with the entertainment platform developers. However, we cannot assure stockholders that, at the end of their current terms, we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new Platforms.

         If we cannot obtain licenses from developers of new Platforms or if our existing license agreements are terminated, our financial position and results of operations will be materially adversely impacted. In addition, the termination of any one of the license agreements or other arrangements could negatively affect our financial position and results of operations.

         In addition to licensing arrangements, we depend on Nintendo, Sony and Sega for the protection of the intellectual property rights to their respective Platforms and technology and their ability to discourage unauthorized persons from producing software for the Platforms developed by each of them. We also rely upon the entertainment platform manufacturers for the manufacture of certain cartridge and CD-based read-only memory software.

Reliance on New Titles; Product Delays

         Our ability to maintain favorable relations with retailers and to receive the maximum advantage from advertising expenditures depends on our ability to provide retailers with a timely and continuous flow of product. The life cycle of a title generally ranges from less than three months to upwards of 12 months, with the majority of sales occurring in the first 90 to 120 days after release. We actively market our current releases while simultaneously supporting our back catalogue with pricing and sales incentives. We are constantly required to develop, introduce and sell new titles in order to generate revenue and/or to replace declining revenues from previously released titles. In addition, it is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. We cannot assure stockholders that our new titles will be released in a timely fashion, will achieve any significant degree of market acceptance, or that such acceptance will be sustained for any meaningful period. Competition for retail shelf space, consumer preferences and other factors could result in the shortening of the life cycle for older titles and increase the importance of our ability to release titles on a timely basis.

         The timely shipment of a title depends on various factors, including quality assurance testing by us and the manufacturers. We generally submit new titles to the entertainment platform manufacturers and other intellectual property licensors for approval prior to development and/or manufacture. Since we are required to engage Nintendo or Sony, as the case may be, to manufacture titles developed by us for the Platforms marketed by them, our ability to control our supply of Nintendo or Sony titles and the timing of their delivery is limited.

         If the title is rejected by the manufacturer as a result of bugs in software or if there is a substantial delay in the approval of a product by an entertainment platform manufacturer or licensor, our financial condition and results of operations could be negatively impacted. In the past, we have experienced significant delays in the introduction of certain new titles and such delays may occur in the future. Moreover, it is likely that in the future certain new titles will not be released in accordance with our internal development schedule or the expectations of public market analysts and investors. A significant delay in the introduction of, or the presence of a defect in, one or more new titles could negatively affect the ultimate success of our titles. If we do not develop, introduce and sell new competitive titles on a timely basis, results of operations and profitability will be negatively affected.

Reliance on "Hit" Titles

         The market for software is "hits" driven. Therefore, our future success depends on developing and marketing "hit" titles for Platforms with significant installed bases. Sales of our top four titles accounted for approximately 53% of gross sales for fiscal 1998 and sales of our top title accounted for approximately 33% of gross revenues for fiscal 1997. We cannot assure stockholders that we will be able to publish "hit" titles in the future. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be materially negatively affected, as they were in fiscal 1996 and 1997.

Inventory Management; Risk of Product Returns

         Generally, we are not contractually obligated to accept returns, except for defective product. However, we may permit customers to return or exchange product and may provide price protection or other concessions on products unsold by the customer. Accordingly, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Also, management must make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods.

         Among the more significant of such estimates are allowances for estimated returns, price concessions and other discounts. At the time of shipment, we establish reserves in respect of such estimates taking into account the potential for product returns and other discounts based on historical return rates, seasonality, level of retail inventories, market acceptance of products in retail inventories and other factors. In fiscal 1996, price allowances, returns and exchanges were significantly higher than reserves. This shortfall had a negative impact on results of operations and liquidity in fiscal 1996. We believe that, at August 31, 1998, we have established adequate reserves for future price protection, returns, exchanges and other concessions. However, we cannot guarantee the adequacy of our reserves. If the reserves are exceeded, our financial condition and results of operations will be negatively impacted.

         In addition, we offer stock-balancing programs for our PC software. We have established reserves for such programs, which have not been material to date. Future stock-balancing programs may become material and/or exceed reserves for such programs. If so exceeded, results of operations and financial condition could be negatively impacted.

Increased Product Development Costs

         As a result of the calendar 1995 acquisitions of the development studios, beginning in fiscal 1996, our fixed software development and overhead costs were significantly higher as compared to historical levels. These costs negatively impacted results of operations and profitability in fiscal 1996 and 1997. Although we have consolidated our development studio operations to reduce overhead expenses, these costs may continue to affect negatively our operations.

Competition

         The market for software is highly competitive. Only a small percentage of titles introduced in the software market achieve any degree of sustained market acceptance. Competition is based primarily upon:

o      quality of titles;
o      the publisher's access to retail shelf space;
o      product features;
o      the success of the Platform for which the software is written;
o the number of titles available for the Platform for which the software is written; and
o      marketing support.

         We compete with a variety of companies that offer products that compete directly with one or more of our titles. Typically, the chief competitor on a Platform is the developer of that Platform, to whom we pay royalties and, in some cases, manufacturing charges. Accordingly, the developers have a price, marketing and distribution advantage with respect to software marketed by them. This advantage is particularly important in a mature or declining market which supports fewer full-priced titles and is characterized by customers who make purchasing decisions on titles based primarily on price, unlike developing markets with limited titles, when price has been a less important factor in software sales. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than us, such as Nintendo, Sega and Sony. Our competitors also include a number of independent software publishers licensed by the hardware developers.

         Additionally, the entry and participation of new companies, including diversified entertainment companies, in markets in which we compete may adversely impact our performance in these markets.

         The availability of significant financial resources has become a major competitive factor in the software industry, primarily as a result of the costs associated with developing and marketing software. As competition increases, significant price competition and reduced profit margins may result. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. Prolonged price competition or reduced demand as a result of competing technologies would negatively impact our business. We may not be able to compete successfully.

Intellectual Property Licenses and Proprietary Rights

         Some of our software embodies trademarks, tradenames, logos or copyrights licensed to us by third parties (such as the NBA, the NFL or their respective players' associations), the loss of which could prevent the release of a title or limit its economic success. Since competition is intense, we may not be successful in the future in acquiring intellectual property rights with significant commercial value. In addition, we cannot assure stockholders that these licenses will be available on reasonable terms or at all.

         In order to protect our titles and proprietary rights, we rely mainly on a combination of:

o      copyrights;
o      trade secret laws;
o      patent and trademark laws;
o      nondisclosure agreements; and
o      other copy protection methods.

         It is our policy that all employees and third-party developers sign nondisclosure agreements. These measures may not be sufficient to protect our intellectual property rights against infringement. Additionally, we have "shrinkwrap" license agreements with the end users of our PC titles, but rely on the copyright laws to prevent unauthorized distribution of other software.

         Existing copyright laws afford only limited protection. Notwithstanding our rights to our software, it may be possible for third parties to copy illegally our titles or to reverse engineer or otherwise obtain and use our proprietary information. Illegal copying occurs within the software industry, and if a significant amount of illegal copying of our published titles or titles distributed by us occurs, our business could be adversely impacted. Policing illegal use of our titles is difficult, and software piracy is expected to persist. Further, the laws of certain countries in which our titles are distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S.

         We believe that our titles, trademarks and other proprietary rights do not infringe on the proprietary rights of others. However, as the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that features or content of certain of our titles may infringe upon intellectual property rights of such parties. We have asserted that third parties have likewise infringed our proprietary rights. Some of these claims have resulted in litigation by and against us. To date, no such claims have had a negative effect on our ability to develop, market or sell our titles. Existing or future infringement claims by or against us may result in costly litigation or require us to license the intellectual property rights of third parties.

         The owners of intellectual property licensed by us generally reserve the right to protect such intellectual property against infringement.

International Sales

         International sales represented approximately 41% of net revenues in fiscal 1996, 50% of net revenues in fiscal 1997 and 34% of net revenues in fiscal 1998. We expect that international sales will continue to account for a significant portion of net revenues in future periods. International sales are subject to the following inherent risks:

o      unexpected changes in regulatory requirements;
o      tariffs and other economic barriers;
o      fluctuating exchange rates;
o      difficulties in staffing and managing foreign operations; and
o      the possibility of difficulty in accounts receivable collection.

         Because we believe that exposure to foreign currency losses is not currently material, we do not hedge against foreign currency risks.

         In some markets, localization of our titles is essential to achieve market penetration. As a result of the inherent risks, we may incur incremental costs and experience delays in localizing our titles. These risk factors or other factors could have a negative effect on future international sales and, consequently, on our business.

Dependence on Key Personnel and Employees

         The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. Successful operations depend on our ability to identify, hire and retain such personnel. We may not be able to attract and retain such personnel or may incur significant costs in order to do so.

         In particular, we are highly dependent upon the management services of Gregory Fischbach, Co-Chairman of the Board and Chief Executive Officer, and James Scoroposki, Co-Chairman of the Board and Senior Executive Vice President. The loss of the services of either of these two could have a negative impact on our business. Although we have employment agreements with Messrs. G. Fischbach and Scoroposki, they may leave or compete with us in the future. If we are unable to attract additional qualified employees or retain the services of key personnel, our business could be negatively impacted.

Litigation

         In conjunction with certain claims and litigations for which the settlement obligation was then estimable and probable, we recorded a charge of $23.6 million in the year ended August 31, 1997. We may be required to record additional material charges in future periods in conjunction with litigations to which we are a party. If we have to record additional charges to earnings from an adverse result in such litigations, we may experience a negative effect on our financial condition and results of operations. For a discussion of the various claims and litigations to which we are currently a party, see "Legal Proceedings."

Anti-Takeover Provisions

         The Board of Directors has the authority (subject to certain limitations imposed by the Indenture) to issue shares of preferred stock and to determine their characteristics without stockholders' approval. If preferred stock is issued, the rights of common stockholders are subject to, and may be negatively affected by, the rights of preferred stockholders. If preferred stock is issued, it will provide flexibility in connection with possible acquisitions and other corporate actions; however, it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which may make it more difficult or more expensive or discourage a tender offer, change in control or takeover attempt that is opposed by the Board. In addition, employment arrangements with certain members of management provide for severance payments upon termination of their employment if there is a change in control.

Volatility of Stock Price

         There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. The market price of our Common Stock is likely to continue to be highly volatile. The following factors may have a significant impact on the market price of the Common Stock:

o      timing and market acceptance of product introductions by us;
o      the introduction of products by our competitors;
o      loss of any key personnel;
o      variations in quarterly operating results; or
o      changes in market conditions in the software industry generally.

         In the past, we have experienced significant fluctuations in operating results and, if our future revenues or operating results or product releases do not meet expectations, the price of our Common Stock may be negatively affected.

Year 2000 Issue

         Until recently, computer programs were generally written using two digits rather than four to define the applicable year. Accordingly, such programs may be unable to distinguish properly between the year 1900 and the year 2000. In fiscal 1997, we commenced a Year 2000 date conversion project to address necessary code changes, testing and implementation in respect of our internal computer systems. Project completion is planned for the middle of calendar 1999. Management anticipates that our Year 2000 date conversion project as it relates to internal systems will be completed on a timely basis. Our software for N64, PlayStation and PCs are Year 2000 compliant. We are currently seeking information regarding Year 2000 compliance from vendors, customers, manufacturers, outside developers, and financial institutions associated with us. Project completion for this phase is planned for the middle of 1999. However, given the reliance on third-party information as it relates to their compliance programs and the difficulty of determining potential errors on the part of external service suppliers, we cannot guarantee that our information systems or operations will not be affected by mistakes, if any, of third parties or third-party failures to complete the Year 2000 project on a timely basis. There can be no assurance that the systems of other companies on which our systems rely will be timely converted or that any such failure to convert by another company would not have an adverse effect on our systems.

         The cost of the Year 2000 project and the date on which we believe we will complete the necessary modifications are based on estimates which were derived utilizing numerous assumptions of future events, including the continued availability of resources, third-party modification plans and other factors. We presently believe that the Year 2000 issue will not pose significant operational problems for our internal information systems and products. However, if the anticipated modifications and conversions are not completed on a timely basis, or if the systems of other companies on which our systems and operations rely are not converted on a timely basis, the Year 2000 issue could have an adverse effect on operations.

         We do not currently have any contingency plans in place to address the failure of timely conversion of our and/or third-party systems in respect of the Year 2000 issue.

                               ------------------

         Stockholders should not use historical trends or other factors affecting our operating results and financial condition to anticipate results or trends in future periods because of the risk factors disclosed above. Also, stockholders should not consider historic financial performance as a reliable indicator of future performance.

                                USE OF PROCEEDS

         Acclaim will not receive any proceeds from the sale of any of the Acquisition Shares by the Selling Stockholder.

                              SELLING STOCKHOLDER

         The shares covered by this prospectus will be offered and sold by the Selling Stockholder (Digital Leisure and its permitted transferees). From time to time, a prospectus supplement will be filed by Acclaim setting forth the names of, and the number of Acquisition Shares being sold by, such permitted transferees.

         On November 12, 1998, Acclaim, the Subsidiary, and, among others, Digital Leisure, entered into an Asset Purchase Agreement pursuant to which the parties agreed that the Subsidiary would purchase certain assets of Digital Leisure in exchange for cash and the 206,000 shares of Common Stock covered by this prospectus. Acclaim issued the Acquisition Shares to Digital Leisure in November 1998 pursuant to the exemption from registration provided under
Section 4(2) of the Securities Act. In accordance with the terms of the Asset Purchase Agreement, Digital Leisure is permitted to transfer such shares to certain shareholders of Digital Leisure and/or employees of the Subsidiary; provided, however, such transferee or assignee agrees to be bound by the terms of the Registration Rights Agreement entered into by Acclaim, the Subsidiary and Digital Leisure, dated November 12, 1998 (the "Registration Rights Agreement"), and such distribution does not involve any public solicitation or distribution (as defined in the rules and regulations promulgated by the SEC).

         Subject to the next paragraph, and in accordance with the terms of the Asset Purchase Agreement, the Selling Stockholder is permitted to immediately sell, assign, transfer or otherwise dispose of 50,000 shares of the Acquisition Shares. With respect to the balance of the Acquisition Shares, Acclaim will deliver from escrow to Digital Leisure, from time to time in accordance with the Asset Purchase Agreement, up to an aggregate of 156,000 shares. Accordingly, the Selling Stockholder may not sell, assign, transfer or otherwise dispose of, or pledge or hypothecate any of such 156,000 shares, unless and until certain conditions set forth in the Asset Purchase Agreement are met. In the event such conditions are not met, or are only partially met, some or all, as the case may be, of the balance of the shares will be forfeited by Digital Leisure and returned to Acclaim.

         The Acquisition Shares are restricted securities within the meaning of the Securities Act and cannot be offered or sold without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of such Act. Pursuant to the terms of the Registration Rights Agreement, Acclaim filed the registration statement of which this prospectus is a part and will use its best efforts to keep the registration statement effective until no later than four years from the date of this prospectus (or until all of the Acquisition Shares are disposed of by the Selling Stockholder or forfeited by Digital Leisure, if earlier, subject to the availability of the provisions of Rule 144).

         Neither Acclaim nor any of its affiliates has had any material relationship with Digital Leisure or any of its affiliates within the past three years.

         The following table sets forth certain information with respect to the Acquisition Shares held by Digital Leisure:

Name                            Beneficial Ownership            Shares Being Offered       Shares Beneficially Owned
                                  Prior to Offering                                          After the Offering (1)
Fringe Pty. Ltd. (trading               206,000                       206,000                         0
as Digital Leisure)

----------------------------

(1) Assumes that all of the Acquisition Shares are sold by the Selling Stockholder pursuant to this prospectus. Digital Leisure may not receive all of the Acquisition Shares in accordance with the Asset Purchase Agreement, or may choose to dispose of none or only a portion of the Acquisition Shares held by it pursuant to this prospectus. Acclaim is not required, pursuant to the Registration Rights Agreement, to keep the registration statement effective past four years from the date of this prospectus. Accordingly, it is currently anticipated that unsold shares would be sold thereafter in reliance upon Rule 144 promulgated under the Securities Act.

                              PLAN OF DISTRIBUTION

         The Selling Stockholder has advised Acclaim that it may from time to time sell all or a portion of the Acquisition Shares on The NASDAQ Stock Market or in any other securities market on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. Sales on or through The NASDAQ Stock Market will be effected at such prices as may be obtainable and as may be satisfactory to the Selling Stockholder. No sales or distributions other than as disclosed herein will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. Normal commission expenses and brokerage fees will be paid by the Selling Stockholder. The Acquisition Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the Acquisition Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately-negotiated transactions. The Selling Stockholder may from time to time deliver all or a portion of the Acquisition Shares held by it to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any shares that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than pursuant to this prospectus.

         Brokers or dealers may receive commission or discounts from the Selling Stockholder in amounts to be negotiated immediately prior to the sale. The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of the Acquisition Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of the shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under said Act.

         Acclaim has agreed to indemnify the Selling Stockholder, each underwriter, if any, of the Acquisition Shares (including any broker or dealer through which such shares may be sold) and each person, if any, who controls the Selling Stockholder or any such underwriter within the meaning of Section 15 of the Securities Act, against certain liabilities, including liabilities under such Act.

         The Selling Stockholder has represented and warranted to, and agreed with Acclaim that, during such time as it may be engaged in a distribution of the Acquisition Shares, the Selling Stockholder will, among other things, (a) not engage in any stabilization activity in connection with Acclaim's securities, (b) furnish to each broker or dealer through whom or which it offers securities copies of the prospectus, as may be required, (c) inform such broker or dealer as to the number of shares it is selling, that such securities are part of a distribution and that it is subject to the provisions of Regulation M under the Exchange Act, (d) report to Acclaim any disposition of the shares if any such disposition shall have occurred, and (e) not bid for, or purchase, any company securities other than as permitted under the Exchange Act.

                               LEGAL PROCEEDINGS

         Acclaim and certain of its current and former directors and/or executive officers were sued in various complaints filed in April 1994, which were consolidated into an action entitled In re Acclaim Entertainment, Inc. Securities Litigation (CV 94 1501) (the "WMS Action"). The plaintiffs, on behalf of a class of Acclaim's stockholders, consisting of all those who purchased the Common Stock for the period January 4, 1994 to March 30, 1994, claimed damages arising from (i) Acclaim's alleged failure to comply with the disclosure requirements of the securities laws in respect of its relationship with WMS Industries Inc. ("WMS") and the status of negotiations on and the likelihood of renewal of an agreement with WMS, pursuant to which WMS granted Acclaim a right of first refusal to create software for "computer games," "home video games" and "handheld game machines" based on arcade games released by WMS through March 21, 1995, (ii) statements made by Acclaim's representative that rumors relating to the nonrenewal of the agreement were "unsubstantiated" and that talks between Acclaim and WMS were continuing, which allegedly were materially false and misleading, and (iii) a claim that the defendants should have disclosed the likely nonrenewal of the agreement. The parties have executed a settlement agreement, which was approved by the court, and the WMS Action has been dismissed. Acclaim is required, among other things, to deliver the settlement amount, which consists of cash and shares of Common Stock (delivered in December 1998), and common stock purchase warrants (to be delivered in 1999 after the plaintiffs' lawyers have delivered an allocation schedule to Acclaim). Acclaim has agreed to pay to the plaintiffs in the WMS Action a portion of the proceeds recovered by the Company from Mt. Hawley Insurance Company ("Mt. Hawley"), based on Mt. Hawley's disclaimer of coverage for liability from the WMS Action.

         Acclaim, Iguana Entertainment, Inc. and Gregory E. Fischbach were sued in an action entitled Jeffery Spangenberg vs. Acclaim Entertainment, Inc., Iguana Entertainment, Inc., and Gregory Fischbach filed in August 1998 in the District Court of Travis County, Texas (Cause No. 98-09418). The plaintiff alleges that the defendants (i) breached their employment obligations to the plaintiff, (ii) breached a Texas statute covering wage payment obligations based on their alleged failure to pay bonuses to the plaintiff; and (iii) made fraudulent misrepresentations to the plaintiff in connection with the plaintiff's employment relationship with Acclaim, and accordingly, seeks unspecified damages. Acclaim intends to defend this action vigorously.

         The SEC has issued orders directing a private investigation relating to, among other things, Acclaim's earnings estimate for fiscal 1995 and its decision in the second quarter of fiscal 1996 to exit the 16-bit portable and software markets. Acclaim has provided documents to the SEC, and the SEC has taken testimony from company representatives. Acclaim intends fully to cooperate with the SEC in its investigation. No assurance can be given as to whether such investigation will result in any litigation or, if so, as to the outcome of this matter.

         The New York State Department of Taxation and Finance, following a field audit of Acclaim with respect to franchise tax liability for its fiscal years ended August 31, 1989, 1990 and 1991, has notified Acclaim that a stock license fee (plus interest and penalties) of approximately $2.0 million, relating to Acclaim's outstanding capital stock as of 1989, is due to the State. Acclaim is contesting the fee and a petition denying liability has been filed. No assurance can be given as to the outcome of this matter.

         In conjunction with claims arising from certain of Acclaim's acquisitions and then pending litigations and claims for which the settlement obligation was probable and estimable, it recorded a charge of $23.6 million during the year ended August 31, 1997. Approximately $11.7 million of these litigation settlements will be satisfied in cash, of which $6.6 million has been paid as of August 31, 1998. The remainder is payable with non-cash items, such as stock or warrants.

         Acclaim is also party to various litigations arising in the ordinary course of business, the resolution of none of which, Acclaim believes, will have a material adverse effect on its liquidity or results of operations.

                                 LEGAL MATTERS

         Certain legal matters in respect of the shares offered hereby will be passed upon for Acclaim by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022.

                                    EXPERTS

         The consolidated financial statements and schedule of Acclaim and its subsidiaries as of and for the years ended August 31, 1998 and 1997 and for each of the years in the three-year period ended August 31, 1998 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses of issuance and distribution of the Acquisition Shares are to be paid by the Registrant. The following itemized list is an estimate of the expenses:

       SEC registration fee......................................   $    510
       Legal fees and expenses...................................     12,500
       Accounting expenses.......................................     10,000
       Miscellaneous.............................................      1,990
                                                                     -------
       Total.....................................................    $25,000

Item 15.  Indemnification of Directors and Officers

         The Certificate of Incorporation of the Registrant provides that any person may be indemnified against all expenses and liabilities to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL").

         Section 145 of the GCL, the law of the state in which the Registrant is incorporated, empowers a corporation, within certain limitations, to indemnify any person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit or proceeding to which he is a party by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful.

Item 16. Exhibits

    Exhibit
    Number             Description
    ------             -----------

        3.1      --  Certificate of Incorporation of the Registrant
                     (incorporated by reference to Exhibit 3.1 to the
                     Registrant's Registration Statement on Form S-1, filed on
                     April 21, 1989, as amended (Registration No. 33-28274)
                     (the "1989 S-1").
        3.2      --  Amendment to the Certificate of Incorporation of the
                     Registrant (incorporated by reference to Exhibit 3.2 to
                     the 1989 S-1).
        3.3      --  Amendment to the Certificate of Incorporation of the
                     Registrant (incorporated by reference to Exhibit 4(d) to
                     the Registrant's Registration Statement on Form S-8, filed on May 19, 1995 (Registration No. 33-59483) (the "1995
                     S-8").
        3.4      --  Amended and Restated By-Laws of the Registrant
                     (incorporated by reference to Exhibit 4(e) to the 1995
                     S-8).
        4.1      --  Specimen form of the Registrant's common stock
                     certificate (incorporated by reference to Exhibit 4.1 to
                     the Registrant's Annual Report on Form 10-K for the year
                     ended August 31, 1989, as amended (File No. 0-16986).
         *5      --  Opinion of Rosenman & Colin LLP
      *23.1      --  Consent of KPMG Peat Marwick LLP
      *23.3      --  Consent of Rosenman & Colin LLP (included in Exhibit 5)
      *24.1      --  Power of Attorney

--------------------
   * Filed herewith.

Item 17. Undertakings

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on December 18, 1998.

                                    ACCLAIM ENTERTAINMENT, INC.



                                    By /s/
                                       -----------------------------------
                                       Gregory E. Fischbach
                                       Chief Executive Officer

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory E. Fischbach and James R. Scoroposki, and each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitition, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                         Title                         Date
              ---------                                         -----                         ----
/s/                                          Co-Chairman of the Board; Chief Executive
--------------------------------------       Officer; President; Director                     December 18, 1998
Gregory E. Fischbach

/s/                                          Co-Chairman of the Board; Senior Executive       December 18, 1998
--------------------------------------       Vice President; Treasurer; Secretary;
James R. Scoroposki                          Acting Chief Financial and Accounting
                                             Officer; Director


/s/                                          Director                                         December 18, 1998
--------------------------------------
Kenneth L. Coleman

/s/                                          Director                                         December 18, 1998
--------------------------------------
Bernard J. Fischbach

/s/                                          Director                                         December 18, 1998
--------------------------------------
Robert H. Groman

/s/                                          Director                                         December 18, 1998
--------------------------------------
James Scibelli

/s/                                          Director                                         December 18, 1998
--------------------------------------
Michael Tannen